UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC File Number: 1-13412
NOTIFICATION OF LATE FILING	Cusip Number: 444144 10 9

(Check one)	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☒	Form 10-D ☐	Form N-CEN ☐
Form N-CSR ☐

For Period Ended: September 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-CEN

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUDSON TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

One Blue Hill Plaza

Address of Principal Executive Office (Street and Number)

Pearl River, NY 10965

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 9, 2018, Hudson Technologies, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Form 12b-25”) in which it reported that the Company was operating under a waiver and amendment to its term loan credit and security agreement with U.S. Bank National Association, as agent, and the term loan lenders (“Term Loan”). The prior waiver ran through August 14, 2018, and discussions were continuing with respect to an amendment of the Term Loan’s existing total leverage ratio financial covenant and certain other terms, which the Company previously expected to complete on or before August 14, 2018. As a result of the potential balance sheet impact of foregoing discussions, the Company was not in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Q2 10-Q”) on a timely basis.

Also, as previously reported, on August 14, 2018, Hudson Technologies Company (“HTC”), an indirect subsidiary of the Company, and HTC’s affiliates Hudson Holdings, Inc. and Aspen Refrigerants, Inc. (formerly known as Airgas-Refrigerants, Inc.), as borrowers (collectively, the “Borrowers”), and the Company as a guarantor, entered into a Waiver and Second Amendment to Term Loan Credit and Security Agreement (the “Second Amendment”) with U.S. Bank National Association, as agent, and the term loan lenders. The Second Amendment superseded interim waivers and amended the Term Loan Credit and Security Agreement dated October 10, 2017 (the “Term Loan Agreement”) to waive compliance with the existing total leverage ratio financial covenant at June 30, 2018, as previously amended. The Second Amendment also provided that on October 15, 2018, the Company and the Borrowers were required to provide a certificate setting forth the total leverage ratio as of the four fiscal quarter period ending September 30, 2018 and the failure to maintain, as of the end of such four fiscal quarter period, the total leverage ratio required under the Term Loan Agreement, or deliver the aforementioned certificate would, in each case, constitute an immediate event of default under the Term Loan Agreement.

On October 15, 2018, the Borrowers, and the Company as a guarantor, entered into an Extension Letter (the “Extension Letter”) with U.S. Bank National Association, which extended the delivery deadline of the above referenced compliance certificate to November 14, 2018. The Extension Letter also required the Company and the Borrowers to deliver to Lenders by October 31, 2018 a financial model in form and substance reasonably satisfactory to the Lenders and provides that the failure to deliver such model by October 31, 2018 shall constitute an immediate event of default under the Term Loan Agreement. The financial model was timely delivered to the Lenders on October 31, 2018.

The Second Amendment, as amended by the Extension Letter, while providing a further waiver, does not resolve the potential balance sheet impact described above and the Company, the Borrowers and the Lenders are continuing discussions with respect to a further amendment of the Term Loan’s existing total leverage ratio financial covenant and certain other terms not later than November 14, 2018. There can be no assurance that the Company will reach timely agreement with respect to a further amendment on acceptable terms or at all. Failure to reach such an agreement could have a material adverse effect on the Company’s financial position.

The Company is working diligently to resolve these matters and management currently believes that the Company will be in a position to file its Q2 10-Q and its quarterly report on Form 10-Q for the quarter ended September 30, 2018 (the “Q3 10-Q”) by November 21, 2018.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Coleman	(845)	735-6000
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As previously reported, the Company has not yet filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

(3)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2018, the Company’s revenues were $40.5 million, an increase of 64% compared to $24.7 million in the comparable 2017 period. Revenues for the 2018 period included revenues from Aspen Refrigerants, Inc. (“ARI”) which was acquired in October 2017. For the nine months ended September 30, 2018, the Company’s revenues were $140.8 million, an increase of 22% compared to $115.8 million in the comparable 2017 period. Revenues for the 2018 period included revenues from ARI. Due to the uncertainty associated with the matters described below, together with the potential impact of the annual goodwill impairment assessment, the Company is not yet in a position to provide preliminary net income data for the third fiscal quarter and the nine months ended September 30, 2018.

As previously reported, the Company has not yet filed its Quarterly Report on Form 10-Q for the second quarter of 2018. The Second Amendment, as amended by the Extension Letter, while providing a further waiver, does not resolve the potential balance sheet impact described above and the Company, the Borrowers and the Lenders are continuing discussions with respect to a further amendment of the Term Loan’s existing total leverage ratio financial covenant and certain other terms not later than November 14, 2018.

Based upon the foregoing additional information, the Company has determined that such discussions would not be completed in time to allow the Q3 10-Q to be filed on a timely basis. The Company is working diligently to resolve these matters and management currently believes that the Company will be in a position to file the aforementioned Q3 10-Q by November 21, 2018.

HUDSON TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2018	By:	/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).